UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[X] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Johnson, Andrew V
   4400 Baker Road


   Minnetonka, MN  55343
2. Issuer Name and Ticker or Trading Symbol
   Fingerhut Companies, Inc. (FHT)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   03/99
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Senior Vice President,
   Market Development
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  03/17/99    U        14,562.00     D  $25.000000   0.00           D  Direct
Common Stock                                  03/17/99    U        189.77        D  $25.000000   0.00           I  by Managed Accoun
                                                                                                                   t

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $7.108600       03/22/99       D     V                    14,064.00        07/28/98 (1) 07/28/07
to buy)
Non-Qualified Stock Option     $4.695600       03/22/99       D     V                    28,750.00        07/28/97 (1) 08/25/06
(right to buy)
Non-Qualified Stock Option     $5.217300       03/22/99       D     V                    143,750.00       06/16/96 (1) 06/16/05
(right to buy)
Non-Qualified Stock Option     $7.108600       03/22/99       D     V                    5,100.00         07/28/98 (1) 07/28/07
(right to buy)
Non-Qualified Stock Option     $8.520000       03/22/99       D     V                    40,000.00        09/25/99 (2) 09/25/08
(right to buy)
Non-Qualified Stock Option     $18.437500      01/26/99       A     V   25,000.00                         01/26/00     01/26/09
(right to buy)
Non-Qualified Stock Option     $18.437500      03/22/99       D     V                    25,000.00        01/26/00     01/26/09
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  03/22/99  Common Stock                   14,064.00     $17.891400  0.00          D   Direct
to buy)
Non-Qualified Stock Option     03/22/99  Common Stock                   28,750.00     $20.303400  0.00          D   Direct
(right to buy)
Non-Qualified Stock Option     03/22/99  Common Stock                   143,750.00    $19.782700  0.00          D   Direct
(right to buy)
Non-Qualified Stock Option     03/22/99  Common Stock                   5,100.00      $17.891400  0.00          D   Direct
(right to buy)
Non-Qualified Stock Option     03/22/99  Common Stock                   40,000.00     $16.480000  0.00          D   Direct
(right to buy)
Non-Qualified Stock Option     01/26/99  Common Stock                   25,000.00                               D   Direct
(right to buy)
Non-Qualified Stock Option     03/22/99  Common Stock                   25,000.00     $6.562500   0.00          D   Direct
(right to buy)

Explanation of Responses:

(1)
These options vest in 33-1/3% annual increments beginning one year from the date of grant.
(2)
These options vest in 4 equal annual installments beginning one year from the date of grant.

SIGNATURE OF REPORTING PERSON
/S/ Johnson, Andrew V
DATE 04/12/99